Exhibit 99.1

NewsRelease

TRANSCANADA ANNOUNCES THE APPOINTMENT OF NEW INDEPENDENT DIRECTOR

CALGARY, Alberta – December 1, 2011 – The Board of Directors of TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced the appointment of a new independent director, Ms. Paula Rosput Reynolds, effective immediately.

“We are extremely pleased to have Ms. Reynolds join the Board of Directors to contribute to our vision of being the leading energy infrastructure company in North America,” said S. Barry Jackson, Chair, TransCanada. “Her extensive experience in the areas of organizational leadership, risk management, power and utilities, insurance and economics will be an important asset for TransCanada."

Ms. Reynolds is currently the President and Chief Executive Officer of PreferWest, LLC (business advisory group).  Most recently, she served as Vice Chairman and Chief Restructuring Officer of American International Group Inc. (insurance and financial services) and President and Chief Executive Officer of Safeco Corporation (insurance). Ms. Reynolds was also Chairman, President and Chief Executive Officer of AGL Resources Inc. (energy services holding company).

Ms. Reynolds was Chief Executive Officer and President and Chief Operating Officer of Atlanta Gas Light Company, a wholly-owned subsidiary of AGL Resources Inc. She has also served as President and Chief Executive Officer of Duke Energy Power Services LLC, a subsidiary of Duke Energy Corporation, and President of PanEnergy Power Services Inc. Prior to that she was President and Chief Executive Officer of Duke Energy North America and Senior Vice President of Pacific Gas Transmission Company (natural gas pipeline).

She is currently a director of Anadarko Petroleum Corporation, Delta Air Lines, Inc. and BAE Systems plc. Ms. Reynolds has a Bachelor of Arts in Economics (Honours) from Wellesley College.

With more than 60 years of experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com and follow us on Twitter @TransCanada.

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